1933 Act File No. 333-67926
                                                     1940 Act File No. 811-10473
================================================================================
                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM N-2/A

        |x| REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                              |_|     Pre-Effective Amendment No. ___
                              |x|     Post-Effective Amendment No. 1
                                   and/or
        |x| REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                              |x|     Amendment NO. 3

                   ADVANTAGE ADVISERS MULTI-SECTOR FUND I
             (Exact name of registrant as specified in charter)
           622 Third Avenue, 8th Floor, New York, New York 10017
                    (Address of Principal Executive Offices
                   (Number, Street, City, State, Zip Code))
     Registrant's Telephone Number, including Area Code (212) 667-4122

                              Howard M. Singer
                         Advantage Advisers, L.L.C.
                        622 Third Avenue, 8th Floor
                          New York, New York 10017


                  (Name and Address of Agent for Service)

                                 COPIES TO:



Thomas A. DeCapo                                    A. Tyson Arnedt
Skadden, Arps, Slate, Meagher & Flom LLP            CIBC World Markets Corp.
One Beacon Street                                   622 Third Avenue, 8th Floor
Boston, Massachusetts 02108-3194                    New York, New York  10017
Phone No.:  (617) 573-4814                          Phone No.:  (212) 667-5900
Fax No.:  (617) 573-4822                            Fax No.:  (212) 667-4949


Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this registration statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a
dividend reinvestment plan, check the following box..........................|x|

         |_| It is proposed that this filing will become effective when declared effective pursuant to section 8(c)

         The following boxes should only be included and completed if the registrant is a registered closed-end management investment company or business development company which makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act and is making this filing in accordance with Rule 486 under the Securities Act.


         |_|  immediately upon filing pursuant to paragraph (b)
         |_|  on (date) pursuant to paragraph (b)
         |x| 60 days after filing pursuant to paragraph (a); provided that the Commission may declare this post-effective amendment effective on an earlier date
         |_|  on pursuant to paragraph (a)

If appropriate, check the following box:

         |_| This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
         |_| This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is - ______.



                                            CROSS REFERENCE SHEET

  Part A

Item Number                                                           Location In Prospectus

Item 1.               Outside Front Cover...........................  Outside Front Cover

Item 2.               Cover Pages; Other Offering Information.......  Inside Front and Outside Back Cover Page

Item 3.               Fee Table and Synopsis........................  Fee Table and Prospectus Summary

Item 4.               Financial Highlights..........................  Not applicable

Item 5.               Plan Of Distribution..........................  The Offering and Prospectus Supplement

Item 6.               Selling Shareholders..........................  Not applicable

Item 7.               Use of Proceeds...............................  Use Of Proceeds

Item 8.               General Description of the Registrant.........  Outside Front Cover; the Fund; Investment
                                                                      Objective and Policies; Risk Factors

Item 9.               Management....................................  Management of the Fund and Prospectus Supplement

Item 10.              Capital Stock, Long-Term Debt, and Other
                               Securities...........................  Description of Shares

Item 11.              Defaults and Arrears on Senior Securities.....  Not applicable

Item 12.              Legal Proceedings.............................  Not applicable

Item 13.              Table of Contents of the Statement of           Table of Contents of the Statement of
                               Additional Information...............  Additional Information

  Part B
Item Number

Item 14.              Cover Page....................................  Cover Page

Item 15.              Table of Contents.............................  Cover Page

Item 16.              General Information and History...............  Not Applicable

Item 17.              Investment Objectives and Policies............  Additional Investment Objective and Policies

Item 18.              Management....................................  Management of the Fund and Prospectus Supplement

Item 19.              Control Persons and Principal Holders of
                               Securities...........................  Not Applicable

Item 20.              Investment Advisory and Other Services........  Investment Advisory and Other Services
Item 21.
                      Brokerage Allocation and Other Practices......  Brokerage

Item 22.              Tax Status....................................  Certain Federal Income Tax Considerations

Item 23.              Financial Statements..........................  Financial Statements


Explanatory Note

     This Registration Statement is organized as follows:

     o Prospectus Supplement of Registrant to Prospectus of Registrant dated February 6, 2002 (SEC File No. 333-67926).

     o Prospectus of Registrant dated February 6, 2002, which is incorporated herein by reference and is not being filed herewith.

     o   Statement of Additional Information of the Registrant.

     o   Part C Information.

     o   Exhibits.

[Flag]

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. NO PERSON MAY SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to completion, dated April 3, 2002

                   ADVANTAGE ADVISERS MULTI-SECTOR FUND I

                        622 Third Avenue, 8th Floor
                          New York, New York 10017

Supplement dated April   , 2002 to Prospectus dated February 6, 2002

         This Supplement updates certain information in the Fund's Prospectus dated February 6, 2002 (the "Prospectus") to which it is attached. This Supplement is not a prospectus and must be read in conjunction with the Prospectus. The Prospectus is incorporated herein by reference in its entirety (except to the extent any information is superceded by the updated information provided herein). In the event that your copy of this Supplement has become separated from the Prospectus, you should obtain a copy of the Prospectus without charge by contacting your financial adviser or by writing the Fund at the address above. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Prospectus.

         Additional information about the Fund, including a statement of additional information ("Statement of Additional Information") dated
April     , 2002, has been filed with the Securities and Exchange Commission.
The Statement of Additional Information is available without charge, upon written or oral request, by contacting the Fund at the address above, (212) 667-4122. The Statement of Additional Information is incorporated by reference into the Prospectus in its entirety.


1. The Fund settled its initial offering of shares on March 27, 2002. The Fund sold 3,438,243.02 shares and received proceeds (net of selling commissions) of $81,658,271.61.

2. KBW Asset Management, Inc., the Sub-Investment Adviser of the Fund's banking/financial services Separate Investment Account, has informed the Fund that one of its three Portfolio Managers, Wayne Nordberg, is expected to resign from KBW Asset Management prior to June 1, 2002. Therefore, the information about Mr. Nordberg found in the Prospectus should be disregarded.

         Neither KBW Asset Management nor Advantage Advisers, L.L.C. (the Fund's Investment Adviser) expect Mr. Nordberg's resignation to result in any diminution of the investment sub-advisory services provided by KBW Asset Management.

3. The Prospectus provides that the Fund expects to conduct additional sales of shares on a monthly basis commencing in July 2002. However, the Fund may conduct one or more additional sales of shares (at net asset value plus a sales charge) prior to commencing such monthly sales.

4. For purposes of determining reduced sales charges, an investor may combine his or her investment together with investments by the investor's spouse, or by certain individual accounts (including IRAs, Keogh and 403(b) Plans), by joint accounts of such persons, and by trust or custodial accounts on behalf of their children who are minors. A fiduciary can count all shares purchased for a trust, estate or other fiduciary account (including one or more employee benefit plans of the same employer) that has multiple accounts.

5. Domestic exchange traded and NASDAQ listed equity securities (other than options) will be valued at their last reported sale prices as reported on such exchanges or, with respect to NASDAQ listed securities, at the last reported sale price available from NASDAQ. The foregoing valuation methodology differs from that provided in the Prospectus under the heading "Calculation of Net Asset Value" which states that "[d]omestic exchange traded and NASDAQ listed equity securities (other than options) will be valued at their last composite sale prices as reported on the exchanges where those securities are traded."

6. The Fund has incurred organizational expenses (estimated at $40,000) and offering expenses (estimated at $956,000) in connection with its organization and the initial offering of its shares. The Investment Adviser will initially bear such amounts. The Fund will reimburse the Investment Adviser on a monthly basis for these expenditures during a period not to exceed the first 12 months of the Fund's operations. The Investment Adviser has voluntarily agreed to limit such reimbursement to 1.5% per annum of the Fund's average daily net assets. If after the 12-month period, all costs have not been reimbursed to the Investment Adviser, the Investment Adviser will bear directly the remaining costs. This expense will be accrued daily as an expense of the Fund. This treatment of organizational and offering expenses is different from that described in the Prospectus and will have the effect of causing investors who purchase shares after the initial settlement to bear a portion of the Fund's organizational and offering expenses.



          Subject to completion, dated April 3, 2002

April ___, 2002

                   ADVANTAGE ADVISERS MULTI-SECTOR FUND I

                        622 Third Avenue, 8th Floor
                          New York, New York 10017
                               (212) 667-4122

This Statement of Additional Information ("SAI") is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus of Advantage Advisers Multi-Sector Fund I (the "Fund"), dated February 6, 2002, as amended or supplemented. A copy of the prospectus may be obtained by contacting the Fund at the address or telephone number set forth above.


                             TABLE OF CONTENTS

ADDITIONAL INVESTMENT POLICIES..........................................B-1
INVESTMENT ADVISORY AND OTHER SERVICES.................................B-10
ADDITIONAL POTENTIAL CONFLICTS OF INTEREST.............................B-16
TAXES..................................................................B-18
BROKERAGE..............................................................B-21
GENERAL INFORMATION....................................................B-22
FINANCIAL STATEMENTS...................................................B-24

                       ADDITIONAL INVESTMENT POLICIES


                  The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund's investment strategies, are set forth in the prospectus. Certain additional investment information is set forth below.

Fundamental Policies

                  The Fund has adopted the following six fundamental investment restrictions, which cannot be changed without the vote of a majority of the Fund's outstanding voting securities (as defined by the 1940 Act):

                  (1) The Fund will not invest 25% or more of the value of its total assets in the securities (other than U.S. Government Securities) of issuers engaged in any single industry;

                  (2) The Fund will not issue senior securities representing stock, but may borrow money from banks, brokers and other lenders, and may engage in transactions involving the issuance by the Fund of "senior securities" representing indebtedness, to the extent permitted by the 1940 Act.

                  (3) The Fund will not underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the 1933 Act in connection with the disposition of its portfolio securities.

                  (4) The Fund will not make loans of money or securities to other persons, except through purchasing debt securities, lending portfolio securities or entering into repurchase agreements in a manner consistent with the Fund's investment policies.

                                    B-1

                  (5) The Fund will not purchase or sell commodities, commodity contracts, foreign currency, futures or futures contracts except as, and to the extent, permitted by applicable law without the Trust becoming subject to registration with the Commodity Futures Trading Commission as a commodity pool.

                  (6) The Fund will not purchase, hold or deal in real estate, but may invest in securities that are secured by real estate or that are issued by companies that invest or deal in real estate.

                  The investment objective of the Fund (as set forth in the prospectus) is also fundamental and may not be changed without a vote of a majority of the Fund's outstanding voting securities (as defined by the 1940 Act).

                  Under the 1940 Act, the vote of a majority of the outstanding voting securities of an investment company, such as the Fund, means the vote, at an annual or a special meeting of the security holders of the Fund duly called, (i) of 67 percent or more of the voting securities present at the meeting, if the holders of more than 50 percent of the outstanding voting securities of the Fund are present or represented by proxy; or (ii) of more than 50 percent of the outstanding voting securities of the Fund, whichever is less.

                  With respect to the investment restriction set forth in no. 1 above, and other policies described herein and in the prospectus, except the incurrence of leverage or the issuance or deemed issuance of a senior security, if a percentage restriction is adhered to at the time of entering into the investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund's total assets, unless otherwise stated, will not constitute a violation of the restriction or policy. In addition to the restrictions contained in the fundamental investment policies stated above, the Fund is subject to certain restrictions imposed by the 1940 Act on registered investment companies, including restrictions with respect to its investment in the securities of other investment companies, insurance companies and companies engaged in certain securities related businesses.

Additional Significant Investment Policies

                  The Fund intends to reserve its freedom of action with respect to short sales, purchasing securities on margin and the writing of put and call options. The Fund does not intend to limit the percentage amounts of assets to be devoted to such activities. Such activities, however, are subject to the asset coverage requirements of the 1940 Act. See "Certain Portfolio Securities and Other Investment Policies--Leverage."

Banking Regulation/Restrictions

                  The Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), together with the rules and regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve"), currently impose certain restrictions on the ability of bank holding companies and their subsidiaries to own equity securities of certain issuers. The parent company of the Investment Adviser and CIBC World Markets is Canadian Imperial Bank of Commerce ("CIBC"), which is subject to the Bank Holding Company Act.

                  In particular, CIBC generally may not own or control, directly or indirectly, 5% or more of the outstanding shares of any class of voting securities or 25% or more of the outstanding equity (including subordinated debt) of certain issuers (the "Equity Limit"). Because CIBC may be deemed to control the Fund within the meaning of the Bank Holding Company Act, the Fund's holdings of all such securities will be aggregated with those of CIBC and its subsidiaries (including CIBC World Markets) for purposes of calculating the Equity Limit. Consequently, the Fund generally will be unable to purchase equity securities that, when taken together with the equity securities of an issuer owned or controlled by CIBC and its subsidiaries, would cause the Equity Limit to be exceeded. In addition, CIBC and its subsidiaries generally will be precluded under the Bank Holding Company Act from exerting a "controlling influence over the management or policies" of a company with business activities in the United States. Consequently, activities in relation to companies in which the Fund may invest will need to be conducted so as not to result in a determination of "control" within the meaning of the Bank Holding Company Act.

                                    B-2

                  Under the Bank Holding Company Act, a foreign bank or a bank holding company, if it meets certain criteria, may become a financial holding company and engage (and may acquire companies engaged) in a wide range of activities that are "financial in nature" (or, in some circumstances, "incidental" or "complementary" to financial activities), including certain banking, securities, merchant banking and insurance activities. The Bank Holding Company Act does not authorize bank holding companies or financial holding companies to engage in activities that are not financial in nature. As of March 13, 2000, CIBC became a financial holding company.

                  As a financial holding company, CIBC may in the future elect to treat the Fund as part of its merchant banking activities. If CIBC were to elect to treat the Fund as part of its merchant banking activities, the Equity Limit would no longer apply to the Fund and the Fund would become subject to the provisions of the Bank Holding Company Act governing merchant banking activities by affiliates of financial holding companies. As a result, certain features of the Fund's structure and business plan may be modified and the organizational documents of the Fund may be amended to effect such modifications.

                  The Federal Reserve and the U.S. Department of Treasury have issued a final regulation (the "Banking Regulation") governing the merchant banking activities of a financial holding company that would become applicable to the Fund if CIBC elected to conduct merchant banking activities by investment in or through the Fund. The Banking Regulation would impose: limitations on the involvement of the Fund, the Investment Adviser and CIBC (and its subsidiaries and affiliates) in the routine management and operations of a portfolio company of the Fund (each, a "Portfolio Company"); possible limitations on certain transactions between U.S. banking offices and any depository institution subsidiaries of CIBC (the "U.S. Banking Offices") and certain Portfolio Companies; possible limitations on cross-marketing by the U.S. Banking Offices with the Fund and certain Portfolio Companies; and limitations on the duration of the Fund's investment in a Portfolio Company. (Under the Banking Regulation, the duration of investments by the Fund in a Portfolio Company would be limited to a maximum of 10 years.) Certain record keeping and reporting requirements mandated by the Banking Regulation also would become applicable to the Fund.

                  If CIBC were to elect to treat the Fund as part of its merchant banking activities, in order to ensure compliance with the Banking Regulation, the participation of the Investment Adviser and the Fund in the management and operation of the Portfolio Companies would be limited and restricted in certain ways. If the Fund acquired control of a Portfolio Company and appointed its representatives to the board of directors, the Banking Regulation would permit the Fund (through its representatives on the board of directors) to exercise customary oversight over the operations and management of the Portfolio Company. However, the Banking Regulation would restrict the Fund's representatives from becoming officers, employees or agents of the Portfolio Company, from exercising control (by contract or otherwise) of the routine business decisions of the Portfolio Company, and from otherwise becoming involved in the day-to-day operations of the Portfolio Company. Nonetheless, the Banking Regulation would permit the Fund's representatives to become involved in the routine management and operation of the Portfolio Company, for up to nine months (or such longer period as the Federal Reserve may approve), when such intervention is necessary to address a material risk to the value or operation of the Portfolio Company.

                  If in the future CIBC ceased to qualify as a financial holding company under the regulations of the Federal Reserve, additional restrictions might be imposed on the Fund's activities (such as restrictions on the Fund's acquisition of Portfolio Companies, which may include the Equity Limit), or CIBC may be required to divest or restructure its interests in the Fund. Investments in banks, thrifts, bank holding companies and thrift holding companies are subject to certain limits and approval requirements established by federal and state banking laws, including the Bank Holding Company Act. Accordingly, the Fund may limit its investments in such entities.

                  The Fund would also no longer be subject to the Equity Limit in the event that CIBC was no longer deemed to "control" the Fund for purposes of the Bank Holding Company Act. At such time, the Fund would be operated so as to ensure that it continued to not be viewed as "controlled" by CIBC under the Bank Holding Company Act.

                  The Investment Adviser does not expect that the restrictions imposed by the Bank Holding Company Act will adversely impact the investment operations of the Fund.

                                    B-3

Certain Portfolio Securities and Other Investment Policies

                  Equity Securities. A significant portion of the Separate Investment Accounts' respective investment portfolios normally will consist of long and short positions in common stocks and other equity securities including, but not limited to, preferred stocks, convertible preferred stocks and convertible debt securities. The values of equity securities change in response to many factors, including, but not limited to, the activities and financial condition of individual companies, the business market in which individual companies compete and general market and economic conditions.

                  The Separate Investment Accounts' investments will include securities that are listed on foreign and U.S. securities exchanges as well as unlisted securities that are traded over-the-counter. Equity securities of companies traded over-the-counter and on foreign exchanges may not be traded in the volumes typically found on a national securities exchange in the U.S. Consequently, a Separate Investment Account may be required to dispose of these securities over a longer period of time (and potentially at less favorable prices) than is required to dispose of the securities of U.S. exchange listed companies.

                  There is no minimum required market capitalization of the companies in which a Separate Investment Account may invest, and a Separate Investment Account may invest a significant portion of its assets in securities of companies having smaller market capitalization. Investments in companies with smaller market capitalization are generally riskier than investments in larger, well-established companies. Smaller companies often are more recently formed than larger companies and may have limited product lines, distribution channels and financial and managerial resources. There is often less publicly available information about these companies than there is for larger, more established issuers, making it more difficult for the Investment Adviser or the Portfolio Managers to analyze the value of such companies. The equity securities of smaller companies are often traded over-the-counter and those securities may not be traded in the volume typical for securities that are traded on a national securities exchange. Consequently, a Separate Investment Account may be required to sell these securities over a longer period of time (and potentially at less favorable prices) than would be the case for securities of larger companies. In addition, the prices of the securities of smaller companies may be more volatile than those of larger companies. These companies may not be well known to the investing public, may not have significant institutional ownership and may have cyclical, static or only moderate growth prospects. Additionally, the securities of these companies may be more volatile in price and have less liquidity than the securities of companies having larger market capitalization.

                  Common Stocks. Common stocks are shares of a corporation or other entity that entitle the holder to a pro rata share of the profits, if any, of the entity without preference over any other shareholder or claim of shareholders, after making required payments to holders of the entity's preferred stock and other senior equity. Common stock usually carries with it the right to vote and frequently an exclusive right to do so.

                  Preferred Stocks. Preferred stock generally has a preference over an issuer's common stock as to dividends and upon liquidation, but it ranks junior to debt securities in an issuer's capital structure. Preferred stock generally pays dividends in cash (or additional shares of preferred stock) at a defined rate, but unlike interest payments on debt securities, preferred stock dividends are payable only if declared by the issuer's board of directors. Dividends on preferred stock may be cumulative, meaning that, in the event the issuer fails to make one or more dividend payments on the preferred stock, no dividends may be paid on the issuer's common stock until all unpaid preferred stock dividends have been paid. Preferred stock may also be subject to optional or mandatory redemption provisions.

                  Convertible Securities. Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock of the same or different issuer within a particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics, in that they generally (i) have higher yields than common stocks, but lower yields than comparable non-convertible securities, (ii) are less subject to fluctuation in value than the underlying common stock due to their debt characteristics and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases. Investments by the Separate Investment Accounts in convertible securities will generally be considered as equity securities.

                                    B-4

                  The value of a convertible security is a function of its "investment value" (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its "conversion value" (the security's worth, at market value, if converted into the underlying common stock). The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors may also have an effect on the convertible security's investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. Generally, the conversion value decreases as the convertible security approaches maturity. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a debt security.

                  A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security's governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Fund's ability to achieve its investment objective.

                  Bonds and Other Debt Securities. A Separate Investment Account may invest a portion of its assets in bonds and other debt securities when, in the judgment of the Investment Adviser (subject to any policies established by the Board of Trustees), such investments are warranted. In addition, a Separate Investment Account may invest in high quality debt securities for temporary defensive purposes and to maintain liquidity. Debt securities include, among other securities: bonds, notes and debentures issued by corporations; debt securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities ("U.S. Government Securities") or by a foreign government; municipal securities; and mortgage-backed and asset-backed securities. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Debt securities are subject to the risk of the issuer's inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (i.e., market risk).

                  A Separate Investment Account may invest in both investment grade and non-investment grade debt securities. Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization ("NRSRO") in one of the four highest rating categories or, if not rated by any NRSRO, have been determined by the Investment Adviser to be of comparable quality. Non-investment grade debt securities (typically called "junk bonds") are securities that have received a rating from a NRSRO of below investment grade or have been given no rating, and are considered to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. Non-investment grade debt securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade debt securities to make principal and interest payments than is the case for higher grade debt securities. An economic downturn affecting an issuer of non-investment grade debt securities may result in an increased incidence of default. In addition, the market for lower grade debt securities may be thinner and less active than for higher grade debt securities. A Separate Investment Account will not invest more than 20% of its total assets in non-convertible debt securities which have not received an investment grade rating from at least one NRSRO.

                  Leverage. The Fund may borrow money for the purchase of securities by a Separate Investment Account, a practice known as "leverage." The use of leverage involves certain risks. In this regard, the Fund for a Separate Investment Account may make margin purchases of securities, borrow money from banks and enter into reverse repurchase agreements. The Fund may also borrow money for temporary or emergency purposes or in connection with the repurchase of shares.

                                    B-5

                  Trading equity securities on margin involves an initial cash requirement representing at least 50% of the underlying security's value with respect to transactions in U.S. markets and varying (typically lower) percentages with respect to transactions in foreign markets. Borrowings to purchase equity securities typically will be secured by the pledge of those securities. The financing of securities purchases may also be effected through reverse repurchase agreements with banks, brokers and other financial institutions. This involves the transfer of the underlying security to a counterparty in exchange for cash proceeds based on a percentage (which can be as high as 95% to 100%) of the value of the debt instrument.

                  Although leverage will increase investment return if a Separate Investment Account earns a greater return on the investments purchased with borrowed funds than it pays for the use of those funds, the use of leverage will decrease investment return if a Separate Investment Account fails to earn as much on investments purchased with borrowed funds as it pays for the use of those funds. The use of leverage will therefore magnify the volatility of the value of a Separate Investment Account. In the event that a Separate Investment Account's equity or debt instruments decline in value, the Separate Investment Account could be subject to a "margin call" or "collateral call," pursuant to which the Separate Investment Account must either deposit additional collateral with the lender or suffer mandatory liquidation of the pledged securities to compensate for the decline in value. In the event of a sudden, precipitous drop in value of the Separate Investment Account's assets, the Separate Investment Account might not be able to liquidate assets quickly enough to pay off its borrowing. Money borrowed for leveraging will be subject to interest costs that may or may not be recovered by return on the securities purchased. A Separate Investment Account also may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate.

                  The 1940 Act requires the Fund to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the Fund incurs the indebtedness (the "Asset Coverage Requirement"). This means that the value of the Fund's total indebtedness may not exceed one-third the value of its total assets (including such indebtedness), measured at the time the Fund or any Separate Investment Account incurs the indebtedness. The staff of the Securities and Exchange Commission's Division of Investment Management (the "SEC Staff") takes the position that short sales of securities, reverse repurchase agreements, use of margin, sales of put and call options on specific securities or indices, investments in certain other types of instruments (including certain derivatives such as swap agreements), and the purchase and sale of securities on a when-issued or forward commitment basis, may be deemed to constitute indebtedness subject to the Asset Coverage Requirement. Compliance with the Asset Coverage Requirement will be monitored by the Investment Adviser.

                  The SEC Staff has stated that it will not deem a portfolio position involving such instruments to be subject to the Asset Coverage Requirement if an investment company "covers" its position by segregating liquid securities on its books or in an account with its custodian in amounts sufficient to offset the liability associated with the position. Generally, in conjunction with portfolio positions that are deemed to constitute senior securities, the Fund (which includes each Separate Investment Account) must: (i) observe the Asset Coverage Requirement; (ii) maintain daily a segregated account in cash or liquid securities at such a level that the amount segregated plus any amounts pledged to a broker as collateral will equal the current value of the position; or (iii) otherwise cover the portfolio position with offsetting portfolio securities. Segregation of assets or covering portfolio positions with offsetting portfolio securities may limit the Fund's ability to otherwise invest those assets or dispose of those securities.

                  In order to obtain "leveraged" market exposure in certain investments and to increase the overall return to a Separate Investment Account of various investments, the Separate Investment Account may purchase options and other derivatives or synthetic instruments that do not constitute "indebtedness" for purposes of the Asset Coverage Requirement. These instruments may nevertheless involve significant economic leverage and therefore may, in some cases, involve significant risks of loss.

                  Short Sales. A Portfolio Manager may attempt to limit exposure to a possible market decline in the value of its Separate Investment Account through short sales of securities of companies that it (subject to any policies established by the Board) believes possess volatility characteristics similar to those being hedged. In addition, a Portfolio Manager may use short sales for non-hedging purposes to pursue its investment objective. To effect a short sale, a Separate Investment Account will borrow a security from a brokerage firm to make delivery to the buyer. The Separate Investment Account is then obligated to replace the borrowed security by purchasing it at the market price at the time of replacement. Until the security is replaced, the Separate Investment Account is required to pay to the brokerage firm any accrued interest or dividend and may be required to pay a premium.

                                    B-6

                  A Separate Investment Account will realize a gain if the borrowed security declines in price between the date of the short sale and the date on which the Separate Investment Account replaces the security. The Separate Investment Account will incur a loss if the price of the borrowed security increases between those dates. This loss can increase rapidly and without effective limit. The amount of any gain will be decreased, and the amount of any loss increased, by the amount of any premium or interest the Separate Investment Account may be required to pay in connection with a short sale. There is a risk that the borrowed securities would need to be returned to the brokerage firm on short notice. If a request for return of securities occurs at a time when other short sellers of the same security are receiving similar requests, a "short squeeze" can occur, wherein the Separate Investment Account might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the price at which the securities were sold short. The successful use of short selling as a hedging strategy may be adversely affected by imperfect correlation between movements in the price of the security sold short and the securities being hedged. Short selling may exaggerate the volatility of the value of a Separate Investment Account. Short selling may also produce higher than normal portfolio turnover and may result in increased transaction costs to the Fund and shareholders.

                  Reverse Repurchase Agreements. Reverse repurchase agreements involve a Separate Investment Account's sale of a security to a bank or securities dealer and the Separate Investment Account's simultaneous agreement to repurchase that security for a fixed price (reflecting a market rate of interest) on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Separate Investment Account. Reverse repurchase transactions are a form of leverage which may also increase the volatility of a Separate Investment Account. The Fund has adopted specific policies designed to minimize certain of the risks of loss associated with reverse repurchase transactions.

                  Special Investment Instruments and Techniques. A Portfolio Manager may utilize a variety of special investment instruments and techniques (described below) to hedge its investment portfolio against various risks (such as changes in interest rates or other factors that affect security values) or for non-hedging purposes to pursue the Fund's investment objective. These strategies may be executed through derivative transactions. The instruments a Portfolio Manager may use and the particular manner in which they may be used may change over time as new instruments and techniques are developed or regulatory changes occur. Certain of the special investment instruments and techniques that a Portfolio Manager may use are speculative and involve a high degree of risk, particularly in the context of non-hedging transactions to pursue the Fund's investment objective.

                  Call and Put Options on Individual Securities. A Portfolio Manager may purchase call and put options in respect of specific securities, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue its investment objective. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at any time prior to the expiration of the option.

                  A covered call option written by a Separate Investment Account is a call option with respect to the Separate Investment Account which owns the underlying security. The sale of such an option exposes the Separate Investment Account during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option written by a Separate Investment Account is a put option with respect to which cash or liquid securities have been placed in a segregated account on the Fund's books or with the Fund's custodian to fulfill the obligation undertaken. The sale of such an option exposes the Separate Investment Account during the term of the option to a decline in price of the underlying security while depriving the Separate Investment Account of the opportunity to invest the segregated assets.

                                    B-7

                  A Separate Investment Account may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. The Separate Investment Account will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, the Separate Investment Account would ordinarily make a similar "closing sale transaction," which involves liquidating the Separate Investment Account's position by selling the option previously purchased, although the Separate Investment Account would be entitled to exercise the option should it deem it advantageous to do so. A Separate Investment Account may also invest in so-called "synthetic" options or other derivative instruments written by broker-dealers.

                  Option transactions may be effected on securities exchanges or in the over-the-counter market. When options are purchased over-the-counter, a Separate Investment Account bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. These options may also be illiquid and, in such cases, the Separate Investment Account may have difficulty closing out its position. Over-the-counter options purchased and sold by a Separate Investment Account may also include options on baskets of specific securities.

                  Warrants and Rights. Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the value of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

                  Call and Put Options on Securities Indices. A Separate Investment Account may purchase and sell call and put options on stock indices listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes to pursue its investment strategy and the Fund's investment objective. A stock index fluctuates with changes in the market values of the stocks included in the index. The effectiveness of purchasing or writing stock index options for hedging purposes will depend upon the extent to which price movements in the Separate Investment Account correlate with price movements of the stock index selected. Because the value of an index option depends upon movements in the level of the index rather than the price of a particular stock, whether the Separate Investment Account will realize a gain or loss from the purchase or writing of options on an index depends upon movements in the level of stock prices in the stock market generally or, in the case of certain indices, in an industry or market segment, rather than movements in the price of a particular stock. Accordingly, successful use of options on stock indices will be subject to a Portfolio Manager's ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

                  Additional Derivative Transactions. A Separate Investment Account may take advantage of opportunities in the area of swaps, options on various underlying instruments, swaptions and certain other customized derivative instruments. In addition, a Separate Investment Account may take advantage of opportunities with respect to certain other derivative instruments that are not presently contemplated for use by a Separate Investment Account or which are currently not available, but which may be developed, to the extent such opportunities are both consistent with the Portfolio Manager's investment strategy and the Fund's investment objective and legally permissible for the Fund. Special risks may apply to instruments that are invested in by a Separate Investment Account in the future, which risks cannot be determined at this time or until such instruments are developed or invested in by a Separate Investment Account.

                  A swap is a contract under which two parties agree to make periodic payments to each other based on specified interest rates, an index or the value of some other instrument, applied to a stated, or "notional", amount. Swaps generally can be classified as interest rate swaps, currency swaps, commodity swaps or equity swaps, depending on the type of index or instrument used to calculate the payments. Such swaps would increase or decrease a Separate Investment Account's investment exposure to the particular interest rate, currency, commodity or equity involved. A swaption is an option entitling one party to enter into a swap agreement with the counterparty. In addition to swaps and swaptions, a Separate Investment Account may become a party to various other customized derivative instruments entitling the counterparty to certain payments on the gain or loss on the value of an underlying or referenced instrument. Certain swaps, options and other derivative instruments may be subject to various types of risks, including market risk, liquidity risk, counterparty credit risk, legal risk and operations risk. In addition, swaps and other derivatives can involve significant economic leverage and may, in some cases, involve significant risks of loss.

                                    B-8

                  Lending Portfolio Securities. The Fund may lend securities of a Separate Investment Account to domestic and foreign brokers, dealers and financial institutions. These loans will be secured by collateral (consisting of cash, U.S. Government Securities or irrevocable letters of credit) maintained in an amount equal to at least 100% of the market value, determined daily, of the loaned securities. The Fund may at any time call the loan and obtain the return of the securities loaned. The Fund will be entitled to payments equal to the interest and dividends on the loaned security and may receive a premium for lending the securities. Lending portfolio securities may result in income to the Fund, but there may be delays in the recovery of the loaned securities or a loss of rights in the collateral supplied should the borrower fail financially. Securities lending involves a form of leverage, and the Fund may incur a loss if securities purchased with the collateral from securities loans decline in value.

                  When-Issued and Forward Commitment Securities. A Separate Investment Account may purchase securities on a "when-issued" basis and may purchase or sell securities on a "forward commitment" basis in order to hedge against anticipated changes in interest rates and prices. These transactions involve a commitment by the Separate Investment Account to purchase or sell securities at a future date (ordinarily one or two months later). The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date. No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to delivery to the Separate Investment Account. When-issued securities and forward commitments may be sold prior to the settlement date. If a Separate Investment Account disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it may incur a gain or loss. These transactions by Separate Investment Accounts in the aggregate will be subject to the Fund's limitation on indebtedness unless, at the time the Separate Investment Account enters into such a transaction, a segregated account consisting of cash, U.S. Government Securities or liquid securities equal to the value of the when-issued or forward commitment securities is established and maintained. There is a risk that securities purchased on a when-issued basis may not be delivered and that the purchaser of securities sold on a forward basis will not honor its purchase obligation. In such cases, the Separate Investment Account may incur a loss.

                  Restricted and Illiquid Investments. Although the Separate Investment Accounts will invest primarily in publicly traded securities, the Investment Advisory Agreement permits the Investment Adviser to invest up to 15% of the value of the Fund's total assets (measured at the time of investment) in investments that are illiquid. These investments may include restricted securities, which are securities that may not be sold to the public without an effective registration statement under the Securities Act of 1933, as amended (the "1933 Act"), or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration. In recognition of the increased size and liquidity of the institutional markets for unregistered securities and the importance of institutional investors in the formation of capital, the Securities and Exchange Commission has adopted Rule 144A under the 1933 Act, which is designed to further facilitate efficient trading among qualified institutional investors by permitting the sale of certain unregistered securities to qualified institutional buyers. To the extent privately placed securities held by any Separate Investment Account qualify under Rule 144A, and an institutional market develops for those securities, the Separate Investment Account likely will be able to dispose of the securities without registering them under the 1933 Act. To the extent that qualified institutional buyers become, for a time, uninterested in purchasing these securities, investing in Rule 144A securities could have the effect of increasing the level of the Fund's illiquidity. The Fund may adopt procedures under which certain Rule 144A securities will not be deemed to be subject to the 15% of total assets limitation on investments in illiquid securities, if certain criteria are satisfied with respect to those securities and the market therefor. Foreign securities that can be freely sold in the markets in which they are principally traded are not considered by the Fund to be restricted or illiquid. Regulation S under the 1933 Act permits the sale abroad of securities that are not registered for sale in the United States. Repurchase agreements with maturities of more than seven days will be treated as illiquid.

                                    B-9

                  Where registration is required to sell a security, the Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time a Separate Investment Account may be permitted to sell a security under an effective registration statement. If, during such period, adverse market conditions were to develop, a Separate Investment Account might obtain a less favorable price than prevailed when it decided to sell. Restricted securities for which no market exists and other illiquid investments are valued at fair value as determined in accordance with procedures approved and periodically reviewed by the Board of Trustees.

                  Restricted securities and illiquid investments involve the risk that the securities will not be able to be sold at the time desired by a Portfolio Manager or at prices approximating the value at which the Separate Investment Account is carrying the securities. As a result, in determining the proportion of the value of its total assets that will be invested in restricted and illiquid investments, the Fund will consider the need to maintain an adequate level of liquidity in its portfolio in order for the Fund to fund the repurchase of shares from shareholders without unnecessarily adversely impacting the value of the Fund's portfolio. See "Repurchase Offers" in the Prospectus.

                  Temporary Investments. For defensive purposes, a Portfolio Manager may temporarily invest all or a substantial portion of its Separate Investment Account's assets in high quality debt securities, including money market instruments, or may temporarily hold cash or cash equivalents in such amounts as the Portfolio Manager deems appropriate under the circumstances. Securities will be deemed to be of high quality if they are rated in the top three categories by an NRSRO or, if unrated, are determined to be of comparable quality by the Investment Adviser. Money market instruments are high quality, short-term debt obligations (which generally have remaining maturities of one year or less), and may include:
U.S. Government Securities; commercial paper; certificates of deposit and banker's acceptances issued by domestic branches of United States banks that are members of the Federal Deposit Insurance Corporation; and repurchase agreements for U.S. Government Securities. In lieu of purchasing money market instruments, a Portfolio Manager may purchase shares of money market mutual funds that invest primarily in U.S. Government Securities and repurchase agreements involving those securities, subject to certain limitations imposed by the 1940 Act.

                  A Separate Investment Account may also invest in money market instruments or purchase shares of money market mutual funds pending investment of its assets in equity securities or non-money market fixed-income securities, or to maintain such liquidity as may be necessary to effect repurchases of shares or for other purposes.

                  Repurchase agreements are agreements under which the Fund or a Separate Investment Account purchases securities from a bank that is a member of the Federal Reserve System, a foreign bank or a securities dealer that agrees to repurchase the securities from the Fund or a Separate Investment Account at a higher price on a designated future date. If the seller under a repurchase agreement becomes insolvent, the Fund's or a Separate Investment Account's right to dispose of the securities may be restricted, or the value of the securities may decline before the disposition of them. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the securities before the repurchase of the securities under a repurchase agreement is accomplished, the Fund or a Separate Investment Account may encounter a delay and incur costs, including a decline in the value of the securities, before being able to sell the securities. If the seller defaults, the value of the securities may decline before the disposition of them. If the Fund or a Separate Investment Account enters into a repurchase agreement that is subject to foreign law and the other party defaults, the Fund or a Separate Investment Account may not enjoy protections comparable to those provided to certain repurchase agreements under U.S. bankruptcy law, and may suffer delays and losses in disposing of the collateral as a result. The Fund has adopted specific policies designed to minimize certain of the risks of loss from the Fund's repurchase agreement transactions.

                   INVESTMENT ADVISORY AND OTHER SERVICES

                  Subject to the control of the Board of Trustees, the Investment Adviser manages the assets of the Fund and administers its business and affairs pursuant to an investment advisory agreement (the "Investment Advisory Agreement"). The Investment Advisory Agreement was approved by the Board (including a majority of the Independent Trustees), at a meeting held in person on January 10, 2002 and approved on January 14, 2002 by the then sole shareholder of the Fund. Prior to the commencement of the operation of the Fund, the Investment Adviser and the Fund will enter into sub-investment advisory agreements with each Sub-Investment Adviser (each, a "Sub-Investment Advisory Agreement"). Each such Sub-Investment Advisory Agreement will be subject to the approval in person by the Board (including a majority of the Independent Trustees) and by the Fund's (then) sole shareholder.

                                   B-10

                  The Investment Adviser is responsible, subject to the supervision of the Board, for formulating a continuing investment program for the Fund. It makes all decisions regarding the Fund's assets, including monitoring compliance with the investment objective and policies of the Fund. The Investment Adviser makes all decisions regarding investment strategies and styles to be pursued by the Portfolio Managers on behalf of the Fund (subject to the supervision of the Board).

                  The Investment Advisory Agreement provides that, in consideration for providing certain management services and for certain administrative services (provided by the Investment Adviser or an affiliate), the Investment Adviser shall be entitled to receive a management fee and Incentive Fees, as set forth under "Fees and Expenses" in the prospectus. The management fee and Incentive Fee arrangements between the Fund and the Investment Adviser were also approved in person by the Board (including a majority of the Independent Trustees) on January 10, 2002 and by vote of the then sole shareholder of the Fund on January 14 2002.

                  Each Sub-Investment Advisory Agreement will provide that, in consideration for providing certain portfolio management services (as described under "Investment Strategy--Industry Sectors" in the prospectus), each Sub-Investment Adviser shall be entitled to receive a management fee, as set forth under "Fees and Expenses" in the prospectus. The management fee arrangements between the Fund, the Investment Adviser and each Sub-Investment Adviser will be will be subject to the approval in person by the Board (including a majority of the Independent Trustees) and by the Fund's (then) sole shareholder.

                  The Investment Advisory Agreement generally provides that Incentive Fees with respect to any Separate Investment Account will be calculated and paid (if any) to the Investment Adviser at the end of each fiscal period, which will generally be on each fiscal year end of the Fund or more frequently in the event that the Fund is required to fund share repurchase requests at the end of any fiscal quarter. For purposes of calculating Incentive Fees in the event that the Portfolio Manager or group of associated Portfolio Managers of a Separate Investment Account is terminated (whether pursuant to the termination of the Investment Advisory Agreement (as set forth below) or the termination of any such Portfolio Manager or group of associated Portfolio Managers, including due to their death or disability) at a time when the Fund has accrued an Incentive Fee for such Portfolio Manager's or group of associated Portfolio Managers' Separate Investment Account, the Investment Advisory Agreement provides that the Fund will treat the termination date as if such date were a Fiscal Period ending on the Fund's fiscal year end.

                  Management services provided by the Investment Adviser will include, among others: supervising and managing the investment and reinvestment of, the Fund's assets and, in connection therewith, having complete discretion in purchasing and selling securities and other assets for the Fund and in voting, exercising consents and exercising all other rights appertaining to such securities and other assets on behalf of the Fund consistent with the investment objective, policies and restrictions of the Fund, subject to the overall supervision of the Board of Trustees; supervising continuously the investment program of the Fund and the composition of its investment portfolio and, in connection therewith, identifying, making arrangements for and retaining Portfolio Managers to assist in managing the Fund's assets and monitoring adherence by the Portfolio Managers to the investment strategies selected for use by the Fund; arranging for the purchase and sale of securities and other assets held in the investment portfolio of the Fund; and providing, or arranging to have provided, investment research to the Fund.

                  Those certain administrative services provided by the Investment Adviser will include: overseeing the determination and publication of the Fund's net asset value in accordance with the Fund's policy with respect thereto as adopted from time to time by the Board of Trustees; overseeing the maintenance by the Fund's custodian and transfer agent and dividend disbursing agent of certain books and records of the Fund as required under Rule 31a-1(b)(4) of the 1940 Act and maintaining (or overseeing maintenance by such other persons as approved by the Board of Trustees) such other books and records required by law or for the proper operation of the Fund; overseeing the preparation and filing of the Fund's federal, state and local income tax returns and any other required tax returns; reviewing the appropriateness of and arranging for payment of the Fund's expenses; preparing for review and approval by officers of the Fund financial information for the Fund's semi-annual and annual reports to shareholders, proxy statements (if any) and other communications with shareholders, and arranging for the printing and dissemination of such reports and other communications to shareholders; preparing for review by officers of the Fund semi-annual and annual financial reports for the Fund required to be filed with the Securities and Exchange Commission ("SEC") on Form N-SAR and such other reports, forms and filings to or with the SEC as may required by the 1940 Act, the 1934 Act or the Advisers Act; preparing reports relating to the business and affairs of the Fund as may be mutually agreed upon and not otherwise appropriately prepared by the Fund's

                                   B-11

custodian, counsel or auditors; making such reports and recommendations to the Board of Trustees concerning the performance of the independent accountants as the Board of Trustees may reasonably request or deem appropriate; making such reports and recommendations to the Board of Trustees concerning the performance and fees of the Fund's custodian and transfer agent and dividend disbursing agent as the Board of Trustees may reasonably request or deem appropriate; overseeing and reviewing calculations of fees paid to the Fund's service providers; overseeing the Fund's portfolio and performing necessary calculations as required under
Section 18 of the 1940 Act; consulting with the Fund's officers, independent accountants, legal counsel, custodian, accounting agent, transfer agent and dividend disbursing agent in establishing the accounting policies of the Fund and monitoring financial and shareholder accounting services; implementing the Fund's share repurchase program as authorized by the Board of Trustees; implementing the Fund's plan to sell additional shares on a continuous or periodic basis; determining amounts available for distribution as dividends and distributions to be paid to shareholders; preparing and arranging for the printing of dividend notices to shareholders; and providing the Fund's dividend disbursing agent and custodian with such information as is required for such parties to effect the payment of dividends and distributions and to implement the Fund's dividend reinvestment plan; preparing such information and reports as may be required by any banks from which the Fund borrows funds; providing such assistance to the Fund's custodian, counsel and auditors as generally may be required to properly carry on the business and operations of the Fund; assisting in the preparation and filing of Forms 3, 4, and 5 pursuant to
Section 16 of the Securities Exchange Act of 1934, as amended, and Section 30(h) of the 1940 Act for the officers and Trustees of the Fund; responding to, or referring to the Fund's officers or transfer agent, shareholder (including any potential shareholder) inquiries relating to the Fund; and supervising any other aspects of the Fund's administration as may be agreed to by the Fund and the Investment Adviser.

                  CIBC World Markets and/or the Investment Adviser, in their sole discretion, from time to time may use their own resources (which, in the case of the Investment Adviser, may include profits from the fees it receives from the Fund) to pay additional compensation to brokers or dealers that are selling agents for the performance of certain of the administrative services set forth above (and for certain additional distribution services) in a one-time payment of up to 0.10% of the value of shares sold by such brokers and dealers and trail payments at an annual rate of up to 0.05% of the daily net asset value of the shares held by such brokers and dealers for their customers. Subject to the foregoing, CIBC World Markets and the Investment Adviser may, in their sole discretion, increase or decrease the amount of additional compensation they make from their own resources to such brokers or dealers.

                  The Investment Advisory Agreement provides (and each Sub-Investment Advisory Agreement will provide) for indemnification by the Fund of the Investment Adviser (or the Sub-Investment Adviser) and each of the Investment Adviser's (or the Sub-Investment Adviser's) members, managers, officers, employees, agents, associates and controlling persons and the directors, partners, members, officers, employees and agents thereof (including any individual who serves at the Investment Adviser's (or the Sub-Investment Adviser's) request as director, officer, partner, member, trustee or the like of another entity) (each such person being an "Indemnitee") against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees (all as provided in accordance with applicable state law) reasonably incurred by them in connection with, or resulting from, their actions or inactions in connection with the performance of or under the Investment Advisory Agreement. Indemnification is (or will be) available only to the extent the loss, claim, liability or expense did not result from willful misfeasance, bad faith or gross negligence in the performance by the persons seeking indemnification of their duties, or the reckless disregard of their obligations and duties, under the Investment Advisory Agreement (or any Sub-Investment Advisory Agreement).

                  The Investment Advisory Agreement provides (and each Sub-Investment Advisory Agreement will provide) that it will continue in effect for two years and that, after the initial period of effectiveness, will continue in effect for successive 12 month periods, provided that such continuance is specifically approved at least annually by the vote of a majority of the Board of Trustees who are not parties to the agreement or interested persons of any such party cast in person at a meeting called for

                                   B-12

the purpose of voting on such continuance, and either: (i) the vote of a majority of the outstanding shares of the Fund; or (ii) the vote of a majority of the full Board of Trustees of the Fund. The Investment Advisory Agreement also provides (and each Sub-Investment Advisory Agreement will provide) that it may be terminated at any time, without the payment of any penalty, either by: (i) the Fund, by action of the Board of Trustees or by vote of a majority of the outstanding shares of the Fund, on 60 days' written notice; or (ii) the Investment Adviser (or the Sub-Investment Adviser) on 60 days' written notice to the Fund. The Investment Advisory Agreement provides (and each Sub-Investment Advisory Agreement will provide) that it will terminate immediately in the event of their "assignment" (as defined in the 1940 Act).

Board of Trustees

     Name,                            Position(s) Held                      Principal Occupation(s)
Address and Age                        with the Fund                          During Past 5 Years
---------------                        -------------                        ---------------------

Sol Gittleman                             Trustee          Mr. Gittleman has been Senior Vice President and Provost
Ballou Hall                                                of Tufts University since 1981.  He is a Director of CIBC
Tufts University                                           Oppenheimer Technology Partners, L.L.C. ("Technology
Medford, MA  02155                                         Partners"), as well as an Individual General Partner
Age 66                                                     ("IGP") of Augusta Partners, L.P. ("Augusta") and Troon
                                                           Partners, L.P. ("Troon"), and a Manager of Sawgrass Fund,
                                                           L.L.C. ("Sawgrass") and Deauville Europe Fund, L.L.C.

Luis Rubio                                Trustee          Dr. Rubio is President of Centro de Investigation Para el
Centro de Investigacion                                    Desarrollo, A.C. (Center of Research Development), an
Para el Desarrollo, A.C.                                   Adjunct Fellow of the Center for Strategic and
Jaime Balmes No. 11,                                       International Studies, a Member of the Advisory Board of
D-2                                                        the National Council of Science and Technology of Mexico
Los Morales Polanco                                        and a Director of the Human Rights Commission of Mexico
Mexico D.F.  11510                                         City.  He is a Director of The India Fund, Inc. ("India
Age 45                                                     Fund"), The Asia Tigers Fund, Inc. ("Asia Fund"),
                                                           Technology Partners CIBC and certain other offshore private investment funds, as well as an IGP of Augusta and Troon,
                                                           and a Manager of Sawgrass and Deauville Europe Fund, L.L.C.
                                                           From 1991 to 1993, Dr. Rubio was a Director of Banco
                                                           National de Mexico S.A.

Janet L. Schinderman                      Trustee          Ms. Schinderman has been Associate Dean for Special
Columbia Business School                                   Projects and Secretary to the Board of Overseers at
Office of the Dean                                         Columbia Business School of Columbia University since
101 Uris Hall                                              1990.  From 1987 to 1990, she served as Executive
Columbia University                                        Assistant to the President at the Illinois Institute of
New York, NY  10027                                        Technology.  Ms. Schinderman is also an IGP of Augusta
Age 49                                                     and Troon; and a Manager of Sawgrass and Deauville Europe
                                                           Fund, L.L.C.


Howard M. Singer*                  Chairman of the Board   Mr. Singer is a Managing Director, Asset Management
CIBC World Markets Corp.                                   Division, CIBC World Markets.  He is also a Director of
622 Third Ave., 8th Floor                                  the India Fund and the Asia Fund; an IGP of Augusta and
New York, NY  10017                                        Troon; a Manager of Sawgrass, Stratigos Fund, L.L.C.,
Age 38                                                     Whistler Fund, L.L.C., Wynstone Fund, L.L.C., Xanthus
                                                           Fund, L.L.C. and Deauville Europe Fund, L.L.C.


 * Trustee who is an "interested person" (as defined by the 1940 Act) of the Fund.

                  Each of the Trustees was elected to the Board by the sole shareholder of the Fund.

                                   B-13

                  The Trustees serve on the Board for terms of indefinite duration. A Trustee's position in that capacity will terminate if the Trustee is removed, resigns or is subject to various disabling events such as death, incapacity or bankruptcy. A Trustee may resign, subject to giving 90 days' prior written notice to the other Trustees, and may be removed for cause only, and not without cause, by action taken by a majority of the remaining Trustees followed by the holders of at least 75% of the shares than entitled to vote. In the event of any vacancy in the position of a Trustee, the remaining Trustees may appoint an individual to serve as a Trustee, so long as immediately after the appointment at least two-thirds (2/3) of the Trustees then serving have been elected by the shareholders. The Board may call a meeting of shareholders to fill any vacancy in the position of a Trustee, and must do so within 60 days after any date on which Trustees who were elected by the shareholders cease to constitute a majority of Trustees then serving.

                  Mr. Rubio is not a U.S. resident and substantially all of his assets may be located outside of the United States. Mr. Rubio does not have an agent for service of process in the United States. As a result, it may be difficult for U.S. investors to effect service of process upon Mr. Rubio within the United States or to realize judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States. In addition, it is not certain that civil liabilities predicated upon the federal securities laws on which a valid judgment of a court in the United States is obtained would be enforceable in the courts of the jurisdiction in which Mr. Rubio resides.

                  The following table sets forth certain information regarding the compensation expected to be received by the Trustees who are not "interested persons" (as defined by the 1940 Act) of the Fund or the Investment Adviser (the "Independent Trustees") from the Fund and from all registered investment companies for which the Investment Adviser or one of its affiliates serve as investment adviser for the calendar year ending December 31, 2001. No compensation is paid by the Fund to Trustees who are "interested persons" (as defined by the 1940 Act) of the Fund or the Investment Adviser.


Compensation Table

                                                         Pension or                               Total Compensation
                                                    Retirement Benefits     Estimated Annual          from CIBC
                                 Compensation        Accrued as Part of      Benefits Upon           World Markets
      Name of Person              from Fund(1)         Fund Expenses           Retirement         Registered Funds(1)
      --------------             -------------      -------------------     ----------------      -------------------
Sol Gittleman                       $7,800                   0                      0                  $31,200

Luis Rubio                          $7,800                   0                      0                  $47,200

Janet Schinderman                   $7,800                   0                      0                  $31,200

------------------------
(1) Estimates based upon the 12 month period ending December 31, 2002.

                  Currently, the Independent Trustees will each be paid an annual retainer of $7,000 and per meeting fees of $700 (or $100 in the case of telephonic meetings) by the Fund, and will be reimbursed by the Fund for their reasonable out-of-pocket expenses. The Trustees do not and will not receive any pension or retirement benefits from the Fund.

                  The Board has formed an Audit Committee, comprised of the Independent Trustees, the functions of which are: (i) to oversee the Fund's accounting and financial reporting policies and practices, its internal controls and, as the Audit Committee may deem necessary or appropriate, the internal controls of certain service providers; (ii) to oversee the quality and objectivity of the Fund's financial statements and the independent audit thereof; and (iii) to the extent there are Trustees who are not members of the Audit Committee, to act as a liaison between the Fund's independent auditors and the Board.

                                   B-14

Fund Officers

         In accordance with the Declaration of Trust, the Board has selected the following persons to serve as officers of the Fund:

      Name,                        Position(s)                           Principal Occupation(s)
Address(1) and Age               held with the Fund(2)                     During Past 5 Years
------------------               ---------------------                   ----------------------
Bryan McKigney                 President and Secretary     Mr. McKigney is a Managing Director and the Chief
Age 43                                                     Administrative Officer at CIBC World Markets.  Mr.
                                                           McKigney has been in the financial services industry
                                                           since 1981.  Prior to joining CIBC World Markets in 1993,
                                                           he was a Vice President with Chase Manhattan Bank.  Mr.
                                                           McKigney is a member of CIBC World Markets Asset
                                                           Management Division's Operating Committee.  Mr. McKigney
                                                           also serves as President and Secretary of the India Fund
                                                           and the Asia Fund.

A. Tyson Arnedt                Vice President              Mr. Arnedt is an Executive Director of CIBC World Markets.
Age 40                                                     Mr. Arnedt, who is an attorney by training, is a member of
                                                           CIBC World Markets' Alternative Investments Group. Prior to
                                                           joining CIBC World Markets in 1998, he was an associate
                                                           attorney in the New York offices of Dechert (1997-1998) and
                                                           Seward & Kissel (1992-1997).

Alan E. Kaye                   Treasurer                   Mr. Kaye is an Executive Director, Finance, of CIBC World
Age 50                                                     Markets.  Mr. Kaye has been in the financial services
                                                           industry with CIBC World Markets and its predecessors
                                                           since 1976.  Mr. Kaye is a member of CIBC World Markets
                                                           Asset Management Division's Pricing Committee.  Mr. Kaye
                                                           also serves as Treasurer of the India Fund and the Asia
                                                           Fund.

Todd Ladda                     Vice President              Mr. Ladda is a Managing Director and Director of
Age 38                                                     Marketing for The Alternative Investments Group at CIBC
                                                           World Markets. In addition to his marketing
                                                           responsibilities, he serves on the group's Risk Management and Due Diligence Investment committees. Prior to joining
                                                           CIBC World Markets, Mr. Ladda was a Financial Consultant
                                                           with both Merrill Lynch and Smith Barney where he
                                                           specialized in providing asset management services to the
                                                           high-net-worth marketplace.

Barbara Pires                  Vice President              Barbara Pires is Executive Director, Compliance, of CIBC
Age 49                                                     World Markets Asset Management Division.  Ms. Pires has
                                                           been in the securities industry since 1970, and currently
                                                           heads up the division's compliance team.  Prior to
                                                           joining CIBC World Market in 1996, she held positions at
                                                           HSBC Asset Management Americas, Inc. and Morgan Guaranty
                                                           Trust Co.

(1) The address of each officer is c/o CIBC World Markets Corp., 622 Third Avenue, 8th Floor, New York, New York 10017.

(2) Officers are not compensated by the Fund.

                                   B-15

                 ADDITIONAL POTENTIAL CONFLICTS OF INTEREST

Participation in Investment Opportunities

                  The Investment Adviser may provide, and the Sub-Investment Advisers (or their affiliates) provide, investment advice for certain private investment funds and may be appointed in the future to serve as the investment adviser or portfolio manager to other registered investment companies, private investment partnerships or managed accounts that may pursue investment strategies similar to that of the Fund (the "Similar Accounts"). As a general matter, the Investment Adviser (subject to any policies established by the Board) will consider participation by the Fund in all appropriate investment opportunities that are under consideration by the Investment Adviser or the Sub-Investment Advisers for investment for the Similar Accounts. There may be circumstances, however, under which the Investment Adviser or the Sub-Investment Advisers will cause one (or more) of the Similar Accounts to commit a different percentage of its assets to an investment opportunity than the Investment Adviser or the Portfolio Managers will cause the Fund to commit its (or any Separate Investment Account's) assets. There may also be circumstances under which the Investment Adviser or the Sub-Investment Advisers will consider or recommend participation by the Similar Accounts in investment opportunities in which the Investment Adviser or such associated Portfolio Manager does not intend to invest on behalf of the Fund.

                  The Investment Adviser will evaluate for the Fund, and it is anticipated that the Sub-Investment Advisers will evaluate for each Similar Account, a variety of factors that may be relevant in determining whether, and to what extent, a particular investment opportunity or strategy is appropriate and feasible for the Fund or a Similar Account at a particular time, including, but not limited to, the following: (i) the nature of the investment opportunity taken in the context of the other investments at the time; (ii) the liquidity of the investment relative to the needs of the particular entity or account; (iii) the availability of the opportunity (e.g., size of obtainable position); (iv) the transaction costs involved; and (v) the investment or regulatory limitations applicable to the particular entity or account. Because these considerations may differ for the Fund and the Similar Accounts in the context of any particular investment opportunity, the investment activities of the Fund and the Similar Accounts may differ from time to time. In addition, the fees and expenses of the Fund may differ from those of the Similar Accounts. Accordingly, prospective Investors should note that the future performance of the Fund and the Similar Accounts may vary.

                  When the Investment Adviser and a Portfolio
Manager/Sub-Investment Adviser determine that it would be appropriate for the Fund and one or more Similar Accounts, respectively, to participate in an investment opportunity at the same time, orders will be aggregated, placed and allocated on a basis believed to be fair and equitable, consistent with the Investment Adviser's responsibilities under the Advisers Act and the 1940 Act and Investment Adviser's and the Sub-Investment Adviser's own internal procedures. Decisions in this regard are necessarily subjective and there is no requirement that the Fund participate, or participate to the same extent as the Similar Accounts, in all trades. However, no participating entity or account will receive preferential treatment over any other and the Investment Adviser and the Sub-Investment Advisers will take steps to ensure that no participating entity or account (including the Fund) will be systematically disadvantaged by the aggregation, placement or allocation of orders. Because investment decisions for each Separate Investment Account are made by Portfolio Managers, who will be responsible for placing orders for their Separate Investment Account, orders for the three Separate Investment Accounts will not be aggregated together but may be aggregated with orders placed by the Sub-Investment Advisers.

                  Situations may occur where the Fund could be disadvantaged because of the investment activities conducted by Portfolio Managers or the Sub-Investment Advisers. These situations may be based on, among other things, the following: (i) legal restrictions on the combined size of positions that may be taken for the Fund and the Similar Accounts, thereby limiting the size of the Fund's position; (ii) the difficulty of liquidating an investment for the Fund and the Similar Accounts where the sale of the combined positions cannot be absorbed; or (iii) the determination that a particular investment is warranted only if hedged with an option or other instrument and there is a limited availability of these options or other instruments.

                                   B-16

                  The members of the Investment Adviser, and their directors, managers, officers and employees (including the Portfolio Managers) and other affiliated persons may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, officers and employees of CIBC World Markets, the Investment Adviser, a Portfolio Manager or a Sub-Investment Adviser that are the same, different or made at a different time than positions taken for the Fund. In order to mitigate the possibility that the Fund (or investors) will be adversely affected by this personal trading, the Fund and the Investment Adviser have adopted a Joint Code of Ethics and each Sub-Investment Adviser has adopted a Code of Ethics in compliance with Section 17(j) of the 1940 Act that restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the Fund's portfolio transactions. The Joint Code of Ethics and each Sub-Investment Adviser's code of ethics can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. The Joint Code of Ethics and each Sub-Investment Adviser's code of ethics are also available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov, and copies of the Joint Code of Ethics and each Sub-Investment Adviser's code of ethics may be obtained, after paying a duplicating fee, by E-mail at publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

Other Matters

                  The Investment Adviser and the Sub-Investment Advisers will not purchase securities or other property from, or sell securities or other property to, the Fund except that CIBC World Markets or Keefe, Bruyette & Woods may act as broker for the Fund in effecting securities transactions. See "Brokerage." In addition, the Fund may effect certain principal transactions in securities with one or more Other Investment Accounts, except for accounts in which a Sub-Investment Adviser or any affiliate thereof serves as a general partner or certain accounts in which it has a financial interest (other than an interest that results solely from a Sub-Investment Adviser's or any affiliate's appointment as an investment adviser or portfolio manager to the account). These transactions would be effected in circumstances where the Investment Adviser has determined that it would be appropriate for the Fund to purchase and it has been determined that it would be appropriate for such Other Investment Account to sell, or the Fund to sell and such Other Investment Account to purchase, the same security or instrument on the same day. The purchases and sales will be made pursuant to procedures adopted by the Fund pursuant to Rule 17a-7 under the 1940 Act. Among other things, those procedures are intended to ensure that: (i) each transaction will be effected for cash consideration at the current market price of the particular securities;
(ii) no transaction will involve restricted securities or other securities for which market quotations are not readily available; and (iii) no brokerage commissions, fees (except for customary transfer fees) or other remuneration will be paid in connection with the transaction.

                  The Fund is not permitted to purchase or sell securities of any issuer as to which the Investment Adviser has obtained material, non-public information, until such time as the information is no longer material or has become publicly known. This policy could adversely affect the Fund's investment performance because the Fund may (i) hold securities of an issuer with respect to which the Investment Adviser has adverse information, or (ii) not purchase securities of any issuer with respect to which the Investment Adviser has favorable information.

                  As a result of the investment banking and corporate finance activities of CIBC World Markets or CIBC, the Fund may be subject to future restrictions on its ability to purchase or sell certain securities. Additionally, the Fund may purchase securities during the existence of an underwriting or selling syndicate in which CIBC World Markets or any of its affiliates or Keefe, Bruyette & Woods is participating only subject to certain conditions. This could have an adverse impact on the Fund's investment performance.

                  Under the Bank Holding Company Act and other U.S. banking laws, and the rules, regulations, guidelines and policies of the regulatory agencies and the staff thereof, CIBC World Markets and its affiliates are subject to restrictions on the transactions that they may make with the Fund, and their restrictions may affect the investments made by the Fund.

                  Future investment activities of CIBC World Markets (or its affiliates) or the Sub-Investment Advisers and their principals, partners, directors, officers or employees, including the Portfolio Managers, may give rise to additional conflicts of interest.

                                   B-17

                                   TAXES

Federal Income Taxation of the Fund

                  The Fund intends to elect and to qualify, and intends to continue to qualify each year, to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. To qualify as a regulated investment company, the Fund must comply with certain requirements relating to, among other things, the sources of its income and diversification of its assets. If the Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income (generally including ordinary income and net short-term capital gain, but not net capital gain, which is the excess of net long-term capital gain over net short-term capital loss) and meets certain other requirements, it will not be required to pay federal income taxes on any income it distributes to shareholders. The Fund intends to distribute at least the minimum amount necessary to satisfy the 90% distribution requirement. The Fund will not be subject to federal income tax on any net capital gain distributed to shareholders.

                  To avoid a 4% excise tax, the Fund will be required to distribute by December 31st of each year at least an amount equal to the sum of (i) 98% of its ordinary income for such year and (ii) 98% of its capital gain net income (the latter of which generally is computed on the basis of the one-year period ending on October 31st of such year), plus any amounts that were not distributed in previous taxable years. For purposes of the excise tax, any ordinary income or capital gain net income retained by, and subject to federal income tax in the hands of, the Fund will be treated as having been distributed.

                  If the Fund failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Fund would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its shareholders) and all distributions out of earnings and profits would be taxed to shareholders as ordinary income. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a regulated investment company.

Nature of the Fund's Investments

                   Certain of the Fund's investment practices are subject to special and complex federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower taxed long-term capital gain into higher taxed short-term capital or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the timing as to when a purchase or sale of stock or securities is deemed to occur and
(vi) adversely alter the characterization of certain complex financial transactions.

Distributions to Shareholders

                  Distributions of the Fund's investment company taxable income are taxable to shareholders as ordinary income to the extent of the Fund's earnings and profits. Distributions of the Fund's net capital gain as capital gain dividends, if any, are taxable to shareholders as long-term capital gains regardless of the length of time shares of the Fund have been held by such shareholders. Distributions in excess of the Fund's earnings and profits will first reduce the adjusted tax basis of a holder's shares and, after such adjusted tax basis is reduced to zero, will constitute capital gains to such holder (assuming such shares are held as a capital asset). The Fund will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year. Distributions from the Fund generally will not be eligible for the corporate dividends received deduction.

                  Although dividends generally will be treated as distributed when paid, dividends declared in October, November, or December, payable to shareholders of record on a specified date in such month and paid during January of the following year will be treated as having been distributed by the Fund and received by the shareholders on the December 31st prior to the date of payment. In addition, certain other distributions made after the close of a taxable year of the Fund may be "spilled back" and treated as paid by the Fund (except for purposes of the 4% excise tax) during such taxable year. In such case, shareholders will be treated as having received such dividends in the taxable year in which the distribution was actually made.

                                   B-18

                  Income from investments in foreign securities received by the Fund may be subject to income, withholding or other taxes imposed by foreign countries and United States possessions. Such taxes will not be deductible or creditable by shareholders. Tax conventions between certain countries and the United States may reduce or eliminate such taxes.

                  Certain foreign currency gains and losses attributable to currency exchange rate fluctuations are treated as ordinary income or loss. Such income (or loss) may increase (or decrease) the Fund's income available for distribution.

Sale of Shares

                  A shareholder will recognize a gain or loss on the sale of shares (other than a repurchase as described below) equal to the difference between their adjusted basis in the shares sold and the amount received. Generally, any such gain or loss will be considered capital gain or loss if the shares are held as capital assets, and will be treated as a long-term capital loss if the shares have been held for more than one year. However, any loss recognized upon a taxable sale of shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received with respect to such shares.

Repurchase of Shares

                  The repurchase of shares by the Fund generally will be a taxable transaction for federal income tax purposes, either as a sale or exchange or, under certain circumstances, as a dividend. A repurchase of shares generally will be treated as a sale or exchange if the receipt of cash by the shareholder results in a "complete redemption" of the shareholder's interest in the Fund or is "substantially disproportionate" or "not essentially equivalent to a dividend" with respect to the shareholder. In determining whether any of these tests have been met, shares actually owned and shares considered to be owned by the shareholder by reason of certain constructive ownership rules generally must be taken into account. If any of the tests for sale or exchange treatment is met, a shareholder will recognize gain or loss on a redemption equal to the difference between the amount of cash received by the shareholder and the tax basis of the shares redeemed. If such shares are held as a capital asset, the gain or loss will be a capital gain or loss.

                  If none of the tests for sale or exchange treatment is met, the amount received by a shareholder on a redemption of shares will be taxable to the shareholder as a dividend to the extent of such shareholder's allocable share of the Fund's current or accumulated earnings and profits. Thus, a shareholder's tax basis in the shares redeemed will not reduce the amount received that is taxable as a dividend. The excess of such amount received over the portion that is taxable as a dividend would constitute a non-taxable return of capital (to the extent of the shareholder's tax basis in the shares sold), and any amount in excess of the shareholder's tax basis would constitute taxable gain. Any remaining tax basis in the shares tendered to the Fund will be transferred to any remaining shares held by such shareholder. In addition, if a tender of shares is treated as a dividend to a tendering shareholder, a constructive dividend may result to a non-tendering shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender. The Fund believes, however, that the nature of such repurchases will be such that a tendering shareholder will qualify for sale or exchange treatment as opposed to dividend treatment.

                                   B-19

Withholding on Payments to Non-U.S. Shareholders

                   A shareholder who is not (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized under the laws of the United States or any state thereof, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States fiduciaries who have the authority to control all substantial decisions of the trust (a "Non-U.S. Shareholder") generally will be subject to withholding of United States federal income tax at a 30% rate (or lower applicable treaty rate) on dividends from the Fund (other than capital gain dividends) that are not "effectively connected" with a United States trade or business carried on by such shareholder provided that such shareholder furnishes to the Fund a properly completed Internal Revenue Service Form W-8BEN certifying its non-United States status.

                  Non-effectively connected capital gain dividends and gains realized from the sale of shares will not be subject to United States federal income tax in the case of (i) a Non-U.S. Shareholder that is a corporation and (ii) an individual Non-U.S. Shareholder who is not present in the United States for more than 182 days during the taxable year (assuming that certain other conditions are met). However, certain Non-U.S. Shareholders may nonetheless be subject to backup withholding and information reporting on capital gain dividends and gross proceeds paid to them upon the sale of their shares. See "Backup Withholding" and "Information Reporting" below.

                  If income from the Fund or gains realized from the sale of shares are effectively connected with a Non-U.S. Shareholder's United States trade or business, then such amounts will not be subject to the 30% withholding described above, but rather will be subject to United States federal income tax on a net basis at the tax rates applicable to United States citizens or domestic corporations. To establish that income from the Fund or gains realized from the sale of shares are effectively connected with a United States trade or business, a Non-U.S. Shareholder must provide the Fund with a properly completed Internal Revenue Service Form W-8ECI certifying that such amounts are effectively connected with the Non-U.S. Shareholder's United States trade or business. Non-U.S. Shareholders that are corporations may also be subject to an additional "branch profits tax" with respect to income from the Fund that is effectively connected with a United States trade or business.

                  The tax consequences to a Non-U.S. Shareholder entitled to claim the benefits of an applicable tax treaty may be different from those described in this section. To claim tax treaty benefits, Non-U.S. Shareholders will be required to provide the Fund with a properly completed Internal Revenue Service Form W-8BEN certifying their entitlement thereto. In addition, in certain cases where payments are made to a Non-U.S. Shareholder that is a partnership or other pass-through entity, persons holding an interest in the entity will need to provide the required certification. For example, an individual Non-U.S. Shareholder that holds shares in the Corporation through a non-United States partnership must provide an Internal Revenue Service Form W-8BEN to the Fund to claim the benefits of an applicable tax treaty. Non-United States investors are advised to consult their advisers with respect to the tax implications of purchasing, holding and disposing of shares of the Fund.

Backup Withholding

                  The Fund may be required to withhold federal income tax ("backup withholding") from dividends and gross proceeds from the sale of shares paid to non-corporate shareholders. This tax may be withheld from dividends if (i) the shareholder fails to properly furnish the Fund with its correct taxpayer identification number or to certify its foreign status (in the case of a Non-U.S. Shareholder), (ii) the Internal Revenue Service notifies the Fund that the shareholder has failed to properly report certain interest and dividend income to the Internal Revenue Service and to respond to notices to that effect or (iii) when required to do so, the shareholder fails to certify that he or she is not subject to backup withholding. Gross proceeds from the sale of shares may be subject to backup withholding under the circumstances described in (i) above.

                  Generally, dividends paid to Non-U.S. Shareholders that are subject to the 30% federal income tax withholding described above under "Withholding on Payments to Non-U.S. Shareholders" are not subject to backup withholding. To avoid backup withholding on capital gain dividends and gross proceeds from the sale of shares, Non-U.S. Shareholders must provide a properly completed Internal Revenue Service Form W-8BEN certifying their non-United States status.

                                   B-20

                  Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a shareholder may be refunded or credited against such shareholder's United States federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

Information Reporting

                   The Fund must report annually to the Internal Revenue Service and to each shareholder the amount of dividends, capital gain dividends and gross proceeds paid to such shareholder and the amount, if any, of tax withheld pursuant to backup withholding rules with respect to such amounts. In the case of a Non-U.S. Shareholder, the Fund must report to the Internal Revenue Service and such shareholder the amount of dividends, capital gain dividends or gross proceeds paid that are subject to withholding (including backup withholding, if any) and the amount of tax withheld with respect to such amounts. This information may also be made available to the tax authorities in the Non-U.S. Shareholder's country of residence.

General

                  The federal income tax discussion set forth above is for general information only. Shareholders and prospective investors should consult their advisers regarding the specific federal tax consequences of purchasing, holding and disposing of shares of the Fund, as well as the effects of state, local and foreign tax law and any proposed tax law changes.

                                 BROKERAGE

                  Portfolio Managers are responsible for placing orders for the execution of their respective Separate Investment Accounts' portfolio transactions and the allocation of brokerage transactions. Transactions on the great majority of foreign stock exchanges involve the payment of a combination of fixed and negotiated commissions, while transactions on U.S. stock exchanges and on some foreign stock exchanges involve the payment of negotiated brokerage commissions. No stated commission is generally applicable to securities traded on a principal basis in over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups. Transactions may also be executed on an agency basis in over-the-counter markets, which will involve the payment of negotiated or fixed commissions, when deemed consistent with the Fund's brokerage policies.

                  In selecting brokers to effect transactions on behalf of the Fund, Portfolio Managers seek to obtain the best price and execution, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm, the scope and quality of brokerage services provided, and in the case of transactions effected with unaffiliated brokers, the firm's risk in positioning a block of securities. Although Portfolio Managers will generally seek reasonably competitive commission rates, Portfolio Managers will not necessarily pay the lowest commission available on each transaction. Portfolio Managers have no obligation to deal with any broker or group of brokers in executing transactions in portfolio securities.

                  Consistent with the principle of seeking best price and execution, Portfolio Managers may place brokerage orders on behalf of a Separate Investment Account with brokers (including affiliates of the Fund) that provide supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnish analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. A commission paid to such brokers may be higher than that which another qualified broker would have charged for effecting the same transaction, provided that the Portfolio Managers determine in good faith that such commission is reasonable in terms either of the transaction or the overall responsibility of the Portfolio Managers to the Fund and other clients and that the total commissions paid by the Fund will be reasonable in relation to the benefits to the Fund over the long-term. In addition, Portfolio Managers are authorized to take into account the sale of shares of the Fund in allocating purchase and sale orders for portfolio securities to brokers or dealers (including brokers and dealers that are affiliated with the Investment Adviser); provided that the Portfolio Managers believe that the quality of the transaction and the commission are comparable to what they would be with other qualified firms. In no instance, however, will the Fund's securities be purchased from or sold to the Investment Adviser, or any affiliated person thereof, except to the extent permitted by the SEC or by applicable law. Information and research received from such brokers will be in addition to, and not in lieu of the services required to be preferred by the Investment Adviser under the Investment Advisory Agreement. The expenses of the Investment Adviser are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Investment Adviser, the Portfolio Managers or their respective affiliates in providing services to clients other than the Fund. In addition, not all

                                   B-21

of the supplemental information is used by the Investment Adviser or any Portfolio Manager in connection with the Fund. Conversely, the information provided to the Investment Adviser or any Portfolio Manager by brokers and dealers through which other clients of the Investment Adviser, the Portfolio Managers or their respective affiliates effect securities transactions may be useful to the Investment Adviser or any Portfolio Manager in providing services to the Fund.

                  Although the Fund cannot accurately predict its portfolio turnover for the Separate Investment Accounts, the Fund generally expects that its annual portfolio turnover rate to significantly exceed that of other registered investment companies. The Fund's portfolio turnover rate may result in brokerage expenses that may exceed those of other registered investment companies. A high turnover rate may also result in the realization of capital gains, including short-term gains which will be taxable to the shareholders as ordinary income. Portfolio Managers intend to execute portfolio brokerage transactions through CIBC World Markets or Keefe, Bruyette & Woods, as well as other non-affiliated brokers. Transactions with any affiliated broker would be effected pursuant to procedures adopted by the Fund pursuant to Section 17(e) of the 1940 Act and Rule 17e-1 thereunder. Among other things, Section 17(e) and those procedures provide that when acting as broker for the Fund in connection with the sale of securities to or by the Fund, an affiliated broker may not receive any compensation exceeding the following limits: (i) if the sale is effected on a securities exchange, the compensation may not exceed the "usual and customary broker's commission" (as defined in Rule 17e-1 under the 1940 Act); (ii) if the sale is effected in connection with a secondary distribution of securities, the compensation cannot exceed 2% of the sale price; and (iii) the compensation for sales otherwise effected cannot exceed 1% of the sales price. Rule 17e-1 defines a "usual and customary broker's commission" as one that is fair compared to the commission received by other brokers in connection with comparable transactions involving similar securities being purchased or sold on an exchange during a comparable period of time.

                  Morgan Stanley & Co., Inc. will serve as the Fund's prime broker.

                            GENERAL INFORMATION

Administrator, Custodian, Transfer Agent and Dividend Paying Agent

                  PFPC, Inc. ("PFPC") provides certain administrative, accounting and investor services, including acting as transfer agent and dividend paying agent, to CIBC Oppenheimer's U.S. funds, including the Fund. PFPC, the second largest provider of mutual fund administrative services in the United States, is an indirect, wholly-owned subsidiary of PNC Bank Corp. and an affiliate of PNC Bank, N.A. Through its offices in Delaware, Pennsylvania and Massachusetts, PFPC performs accounting and administrative services for a wide variety of mutual funds and other pooled investment vehicles.

                  PFPC Trust Company ("PFPC Trust") serves as the primary custodian of the Fund's assets, and may maintain custody of the Fund's assets with domestic and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies), approved by the Board of Trustees of the Fund in accordance with the requirements set forth in Section 17(f) of the 1940 Act and the rules adopted thereunder. Assets of the Fund are not held by the Investment Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of a custodian. PFPC Trust's principal business address is 103 Bellevue Parkway, Wilmington, Delaware 19809.

Expert

                  Ernst & Young LLP, 787 Seventh Avenue, New York, New York, 10019 act as independent auditors for the Fund and in such capacity will audit the Fund's annual financial statements and financial highlights.

                                   B-22

Legal Matters

                  The validity of the shares offered hereby will be passed upon for the Fund by Skadden, Arps, Slate, Meagher & Flom LLP, One Beacon Street, Boston, Massachusetts 02108.

                                   B-23


                            FINANCIAL STATEMENTS

                  The following comprise the financial statements of the Fund.

                  o     Independent Auditors' Report

                  o     Statement of Assets and Liabilities

                  o     Statement of Operations

                  o     Notes to Financial Statement

                                   B-24

The Board of Trustees of Advantage Advisers Multi-Sector Fund I

We have audited the accompanying statement of assets and liabilities of Advantage Advisers Multi-Sector Fund I (the "Fund") as of January 8, 2002 and the related statement of operations for the period from August 14, 2001 (the date of organization) to January 8, 2002. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advantage Advisers Multi-Sector Fund I at January 8, 2002, and the results of its operations for the period from August 14, 2001 (the date of organization) to January 8, 2002, in conformity with accounting principles generally accepted in the United States.


                                       /S/Ernst & Young LLP



New York, New York
April 1, 2002

                                   B-25


                   ADVANTAGE ADVISERS MULTI-SECTOR FUND I


                    STATEMENT OF ASSETS AND LIABILITIES

                              January 8, 2002



Assets

Cash.........................................................  $141,000

NET ASSETS

Paid-in capital..............................................  $141,000

Shares of beneficial interest outstanding....................  5,936.84
                                                               ========
Net asset value per share....................................  $  23.75
                                                               --------




                          STATEMENT OF OPERATIONS


For the period from August 14, 2001 (the date of organization) to January
8, 2002


INVESTMENT INCOME. . . . . . . . . . . . . . . . . . . . . . .  $         -

EXPENSES. . . . . . . . . . . . . . . . . . . . . . . . . . . .           -
                                                                -----------

NET INCOME   . . . . . . . . . . . . . . . . . . . . . . . . .  $         -
                                                                ===========

See notes to financial statements.

                                   B-26


                   ADVANTAGE ADVISERS MULTI-SECTOR FUND I
                       NOTES TO FINANCIAL STATEMENTS


NOTE 1.  Organization

Advantage Advisers Multi-Sector Fund I (the "Fund") was organized in the State of Delaware on August 14, 2001 as a closed-end, non-diversified, management investment company under the Investment Company Act of 1940, as amended. The Fund currently has no operations other than those related to organizational matters. Advantage Advisers, L.L.C. (the "Investment Adviser"), a newly formed Delaware limited liability company controlled by CIBC World Markets Corp., is responsible for the Fund's investment activities pursuant to an investment advisory agreement with the Fund. Responsibility for the overall management and supervision of the operations of the Fund is vested in the individuals who serve as the Trustees of the Fund.

The Fund's investment objective is to seek capital appreciation while managing risk through the use of a multi-strategy hedged equity investment program. The term "hedged equity," when used in this context, means the use by the Portfolio Managers of long and short positions in equity securities and other securities having equity characteristics, put and call options, and other special investment techniques such as swaps, swaptions, forward contracts, security index options and leverage in order to maximize the potential for capital appreciation and to attempt to preserve capital and, where possible, profit from adverse or volatile market conditions. The Fund intends to pursue this objective by investing primarily in securities of issuers in three sectors, banking/financial services, healthcare/biotechnology and technology. Until otherwise determined by the Fund's Board of Trustees (the "Board" and each member, a "Trustee"), the Fund will pursue its investment program by allocating its net assets among three Separate Investment Accounts.

The Fund is authorized to issue an unlimited number of shares of beneficial interest ("the Shares") at $.001 par value. The Fund intends to offer up to 16,000,000 Shares at a price of $25 per Share to investors meeting the standards of a qualified client as set forth in Rule 205-3(d)(ii)(A) of the Investment Advisers Act of 1940 ("Qualified Investors"). Shares will be made available through CIBC World Markets, as principal distributor, on a best efforts basis, subject to various conditions. The minimum investment will be 1,000 Shares ($25,000). Investors will be subject to a sales charge of up to $1.25 per Share. The Fund intends at some time in the future to make additional sales of its Shares at their net asset value to investors who are Qualified Investors. The minimum additional investment will be $1,000 for investors that are shareholders of the Fund and will include the applicable sales charge. To provide investors with a degree of liquidity, the Fund expects to make quarterly offers to repurchase its Shares beginning in June 2002. Repurchase offers will be limited to 5% to 25% of the Fund's outstanding Shares in the Board's discretion.

                                   B-27

                    ADVANTAGE ADVISERS MULTI-SECTOR FUND I
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 2.  Significant Accounting Policies

The Investment Adviser will initially bear organization expenses and offering costs incurred by the Fund. Total organization expenses and offering costs borne by the Investment Adviser are approximately $1,000,000. The Fund will reimburse the Investment Adviser on a monthly basis for these expenditures during a period not to exceed the first 12 months of the Fund's operations. The Investment Adviser has voluntarily agreed to limit such reimbursement to 1.5% per annum of the Fund's average daily net assets. If after the 12-month period, all costs have not been reimbursed to the Investment Adviser, the Investment Adviser will bear directly the remaining costs.

The Fund's financial statements are prepared in conformity with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

NOTE 3.  Management Fee and Incentive and Other Fees

The Fund will pay a monthly fee ("Management Fee") to the Investment Adviser, for management services and for services provided by the Investment Adviser or an affiliate, at the annual rate of 1.25% of the Fund's average daily net assets. Incentive fees ("Incentive Fees") will be payable to the Investment Adviser from the Fund based on the independent investment performance of each Separate Account for a fiscal period as described in the Fund's prospectus. The Investment Adviser will be paid an Incentive Fee equal to 20% of each Separate Investment Account's net profit, which is equal to the net realized and unrealized gains or losses and net investment income or loss for the fiscal period, subject to reduction for prior realized and unrealized losses that have not previously been offset against net profits.

The Fund intends to pay compensation (the "Shareholder Servicing Fee") to selected brokers and dealers, including CIBC World Markets, that maintain shares for their customers in accordance with the terms of the several selling and servicing agreements between CIBC World Markets and the brokers and dealers for the provisions of shareholder services. The Shareholder Servicing Fee is payable quarterly at an annual rate of 0.25% of the average daily net asset value of outstanding shares held by the brokers and dealers for their customers.

PFPC Inc. ("PFPC") and its affiliates provide transfer agency, administration, custodial, and accounting services to the Fund, which are in addition to the services provided, or arranged to be provided, by the Investment Adviser. In consideration for these services, the Fund will pay PFPC a fee that is not anticipated to exceed 0.80% (annualized) of the Fund's net assets, plus reimbursement of certain out-of-pocket expenses.

                                   B-28

                    ADVANTAGE ADVISERS MULTI-SECTOR FUND I
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 4.  Taxes

The Fund intends to elect and to qualify, and intends to continue to qualify each year, to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended.

                                   B-29




Part C - Other Information

Item 24.  Financial Statements and Exhibits

         1.  Financial Statements:
                  Part A:  Report of Independent Auditors
                           Statement of Assets and Liabilities
                           Notes to Financial Statements

                  Part B:  Not applicable.

         2.  Exhibits:
                  (a) Second Amended and Restated Agreement and Declaration of Trust.
                  (b)      Bylaws of Registrant.*
                  (c)      Not applicable.
                  (d)      Not applicable.
                  (e)      Included in Prospectus.
                  (f)      Not applicable.
                  (g) (1) Investment Advisory Agreement between the Fund and Advantage Advisers, L.L.C.
                      (2) Sub-Investment Advisory Agreement between the Fund, Advantage Advisers, L.L.C. and KBW Asset
                           Management, Inc.
                      (3) Sub-Investment Advisory Agreement between the Fund, Advantage Advisers, L.L.C. and Kilkenny Capital Management, L.L.C.
                      (4) Sub-Investment Advisory Agreement between the Fund, Advantage Advisers, L.L.C. and Alkeon Capital Management, LLC
                  (h) (1)  Distribution Agreement among the Fund and CIBC
                           World Markets Corp.
                      (2) Form of Selected Selling and Servicing Agreement between CIBC World Markets Corp. and the dealers to become parties thereto.*
                  (i)      Not applicable.
                  (j) (1) Custodian Services Agreement between the Fund and PFPC Trust.*
                  (k) (1) Administration and Accounting Agreement between the Fund and PFPC, Inc.*
                      (2) Transfer Agency Services Agreement between the Fund and PFPC, Inc.*
                  (l) Opinion and consent of Skadden, Arps, Slate, Meagher and Flom LLP.*
                  (m)      Not applicable.
                  (n) (1) Consent of Ernst & Young, LLP independent public accountants.
                  (o)      Not applicable.
                  (p)      Agreement with respect to Seed Capital.*
                  (q)      Not applicable.
                  (r) (1) Code of Ethics of the Fund, Investment Adviser and Distributor.*
                      (2)  Code of Ethics of KBW Asset Management, Inc.*
                      (3)  Code of Ethics of Kilkenny Capital Management,
                           L.L.C.*
                      (4)  Code of Ethics of Alkeon Capital Management, LLC.*
                  (s) (1)  Power of Attorney Sol Gittleman.*
                      (2)  Power of Attorney Janet L. Schinderman*
                      (3)  Power of Attorney Luis Rubio.*

                  * Previously filed.

Item 25.  Marketing Arrangements

     Not applicable.

Item 26.  Other Expenses of Issuance and Distribution

         The following table sets forth the estimated expense, payable by the Fund in connection with the issuance and distribution of the securities covered by this registration statement.

 Registration Fees........................................       $144,000
 Legal fees and expenses..................................       $495,000
 Miscellaneous (printing, mailing, etc.)..................       $317,000
                            Total.........................       $956,000

Item 27.  Persons Controlled by or Under Common Control

            None

Item 28.  Number of Holders of Securities as of April 1, 2002

  Title of Class                                       Number of Record Holders

  Shares of beneficial interest, $0.001 par value               1,457

Item 29.  Indemnification

                  The Fund's Agreement and Declaration of Trust provides that no Trustee or officer of the Fund shall be subject to personal liability in such capacity, other than to the Fund or its Shareholders arising from bad faith, willful misfeasance, gross negligence (negligence in the case of those Trustees who are directors, officers or employees of the Fund's investment adviser ("Affiliated Indemnitees")) or reckless disregard for the duties involved in the conduct of his position. Subject to the foregoing exception, all claimants shall look solely to Fund property for satisfaction of claims of any nature arising in connection with the affairs of the Fund.

                  The Fund has agreed to indemnify any person who at any time serves as a Trustee or officer of the Fund (each, an "indemnitee") against any liabilities and expenses incurred by the indemnitee in connection with the defense or disposition of any action, suit or other proceeding, civil or criminal, by reason of his having served in such capacity, except with respect to any matter as to which he did not act in good faith in the reasonable belief that his action was in the best interest of the Fund or as to which he had reasonable cause to believe that the conduct was unlawful. However, no indemnitee shall be indemnified against any liability or expense to any person arising from bad faith, willful misfeasance, gross negligence (negligence in the case of affiliated indemnitees) or reckless disregard for the duties involved in the conduct of his position. Liabilities and expenses incurred with respect to any action voluntarily prosecuted by an indemnitee as plaintiff must be indemnified only if the action was authorized by a majority of the Fund or was instituted by the indemnitee to enforce his rights to indemnification in a case where the indemnitee is found entitled to indemnification.

                  No indemnification shall be made unless there has been
(i) a determination by a final decision on the merits by a court or other body of competent jurisdiction that the indemnitee is entitled to indemnification, (ii) a majority vote of a quorum of those Trustees who are neither "interested persons" of the Fund (as defined in Section 2(a)(19) of the 1940 Act) nor parties to the proceeding that an indemnitee is entitled to indemnification or (iii) independent legal counsel, in a written opinion, concludes that the indemnitee should be entitled to indemnification. Advance payments of expenses of defending an action to which indemnification is sought shall be made only in certain circumstances where both the potential indemnitee and a majority of the Trustees determine that the standards of conduct necessary for indemnification have been met.

                  The Distribution Agreement among the Fund, the Investment Adviser and CIBC World Markets, the Fund's distributor ("Distributor") provides that the Fund and the Investment Adviser, jointly and severally, have agreed to indemnify and hold harmless the Distributor and each person, if any, who controls the Distributor within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, from and against any and all losses, claims, damages, liabilities and expenses, joint or several (including reasonable costs of investigation), arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the prospectus, any prepricing prospectus, any Fund sales material or, in the case of the Investment Adviser only, any other sales material (or any amendment or supplement to any of the foregoing) or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in light of the circumstances under which they were made) not misleading, except insofar as such losses, claims, damages, liabilities or expenses arise out of or are based upon any untrue statement or omission or alleged untrue statement or omission which has been made therein or omitted therefrom in reliance upon and in conformity with the information relating to the Distributor furnished in writing to the Fund by or on behalf of the Distributor through the Distributor expressly for use in connection therewith The foregoing indemnity shall be in addition to any liability which the Fund or the Investment Adviser may otherwise have.

                  The Distributor has agreed to indemnify and hold harmless the Fund and the Investment Adviser, their respective trustees, managers or members, officers of the Fund who sign the Registration Statement and any person who controls the Fund or the Investment Adviser within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, to the same extent as the foregoing indemnity from the Fund and the Investment Adviser to the Distributor, but only with respect to information relating to the Distributor furnished in writing by or on behalf of the Distributor through you expressly for use in the Registration Statement or the Prospectus (or any amendment or supplement thereto).

                  Any losses, claims, damages, liabilities or expenses for which an indemnified party is entitled to indemnification or contribution under the Distribution Agreement shall be paid by the indemnifying party to the indemnified party as such losses, claims, damages, liabilities or expenses are incurred. The indemnity contained in the Distribution Agreement shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of the Distributor or any person controlling the Distributor, the Fund, the Investment Adviser or their trustees or officers or any person controlling the Fund or the Investment Adviser, (ii) acceptance of any Shares and payment therefor hereunder or (iii) any termination of the Distribution Agreement.

                  The Fund has acquired a liability insurance policy pursuant to which Trustees and officers shall be indemnified from and against any claim, liability, loss or expense for which indemnification of said persons is provided for in the Declaration of Trust.

                  Investors should be aware that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised by the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30.  Business and Other Connections of the Investment Adviser

         Advantage Advisers, L.L.C., the Investment Adviser, is newly formed and, as such, has not conducted any business other than as investment adviser to the Fund. Certain information required by this Item 30 with respect to the Investment Adviser and its manager and members may be found in the prospectus under "Management;" provided that other additional information with respect to the Investment Adviser may be found in the Investment Adviser's Form ADV filed with the SEC pursuant to the Adviser's Act; provided further that information required by this Item 30 with respect to Advantage Advisers, Inc., the managing member of the Investment Adviser, is incorporated by reference to Advantage Adviser, Inc.'s Form ADV, filed with the SEC pursuant to the Adviser's Act (SEC File No. 801-36997).

         Certain information required by this Item 30 with respect to KBW Asset Management and its officers and directors may be found in the prospectus under "Management of the Fund--Sub-Investment Advisers;" provided that other information required by this Item 30 and additional information as to any any other business, profession, vocation or employment of a substantial nature engaged in by any of them during the past two years (if any), is incorporated by reference to KBW Asset Management's Form ADV, filed with the SEC pursuant to the Adviser's Act (SEC File No. 801-33583).

         Information required by this Item 30 with respect to Alkeon Capital and its officers and members may be found in the prospectus under "Management of the Fund--Sub-Investment Advisers;" provided that other additional information as to any any other business, profession, vocation or employment of a substantial nature engaged in by any of them during the past two years (if any), is incorporated by reference to Alkeon Capital's Form ADV, filed with the SEC pursuant to the Adviser's Act (SEC File No. 801-60773).

         Information required by this Item 30 with respect to Kilkenny and its officers and members may be found in the prospectus under "Management of the Fund--Sub-Investment Advisers;" provided that other additional information as to any any other business, profession, vocation or employment of a substantial nature engaged in by any of them during the past two years (if any), is incorporated by reference to Kilkenny's Form ADV, filed with the SEC pursuant to the Adviser's Act.

         Copies of each Form ADV, as well the other information the Investment Adviser, Advantage Advisers, Inc., and the Sub-Investment Advisers file with the SEC may be inspected and copied at the SEC's Public Reference Room at the SEC Headquarters Office, 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Form ADV is also accessible through the internet at http://www.adviserinfo.sec.gov.

Item 31.  Location of Accounts and Records

         The accounts and records of the Fund will be maintained at the office of PFPC Inc., 400 Bellevue Parkway, Wilmington, Delaware 19809.

Item 32.  Management Services

         Except as described or in the Statement of Additional Information under the caption "Investment Advisory and Other Services" and "General Information," the Fund is not a party to any management service related contract.

Item 33.  Undertakings

         The Fund undertakes to suspend the offering of its shares until it amends its prospectus if (1) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

         The Fund additionally undertakes, pursuant to Rule 415 under the Securities Act, as follows:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (a) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (b) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                  (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The Fund undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any statement of additional information.

                                 SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 1st day of April, 2002.

                                   ADVANTAGE ADVISERS MULTI-SECTOR FUND I


                                   By:  /s/ Howard M. Singer
                                        ------------------------
                                         Howard M. Singer
                                         Chairman of the Board

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:


Signature                                Title                                         Date


/s/ Howard M. Singer                     Chairman of the Board and Trustee             April 1, 2002
-----------------------------
Howard M. Singer                         (principal executive officer)

/s/ Alan E. Kaye                         Treasurer                                     April 1, 2002
-----------------------------
Alan E. Kaye                             (principal financial
                                          and accounting officer)

         *                               Trustee                                       April 1, 2002
-----------------------------
Sol Gittleman

         *                               Trustee                                       April 1, 2002
-----------------------------
Luis Rubio

         *                               Trustee                                       April 1, 2002
-----------------------------
Janet L. Schinderman



*By: /s/ Howard M. Singer
       Attorney-in-Fact



                     SECURITIES AND EXCHANGE COMMISSION
                           Washington. D.C. 20549

                                  Exhibits
                                To Form N-2

        Registration Statement Under the Securities Act of 1933 [x]

                      Pre-Effective Amendment No. ___ [ ]
                      Post-Effective Amendment No. 1 [x]

                                   and/or

      Registration Statement Under the Investment Company Act of 1940 [x]

                            Amendment No. 3 [x]

                    Advantage Advisers Multi-Sector Fund I
              (Exact Name of Registrant as Specified in Charter)

Exhibit Index

Exhibit No.  Exhibit
-----------  -------

   (a)          Second Amended and Restated Agreement and Declaration of Trust.
   (b)          Bylaws of Registrant.*
   (c)          Not applicable.
   (d)          Not applicable.
   (e)          Included in Prospectus.
   (f)          Not applicable.
   (g)      (1) Investment Advisory Agreement between the Fund and
                Advantage Advisers, L.L.C.
            (2) Sub-Investment Advisory Agreement between the Fund,
                Advantage Advisers, L.L.C. and KBW Asset Management, Inc.
            (3) Sub-Investment Advisory Agreement between the Fund, Advantage
                Advisers, L.L.C. and Kilkenny Capital Management, L.L.C.
            (4) Sub-Investment Advisory Agreement between the Fund,
                Advantage Advisers, L.L.C. and Alkeon Capital Management, LLC
   (h)      (1) Distribution Agreement among the Fund and CIBC World
                Markets Corp.
            (2) Form of Selected Selling and Servicing Agreement between CIBC
                World Markets Corp. and the dealers to become parties thereto.*
   (i)          Not applicable.
   (j)      (1) Custodian Services Agreement between the Fund and PFPC Trust.*
   (k)      (1) Administration and Accounting Agreement between the Fund and
                PFPC, Inc.*
            (2) Transfer Agency Services Agreement between the Fund
                and PFPC, Inc.*
   (l) Opinion and consent of Skadden, Arps, Slate, Meagher and Flom LLP.*
   (m)          Not applicable.
   (n)      (1) Consent of Ernst & Young, LLP independent public accountants.
   (o)          Not applicable.
   (p)          Agreement with respect to Seed Capital.*
   (q)          Not applicable.
   (r)      (1) Code of Ethics of the Fund, Investment Adviser and Distributor.*
            (2) Code of Ethics of KBW Asset Management, Inc.*
            (3) Code of Ethics of Kilkenny Capital Management, L.L.C.*
            (4) Code of Ethics of Alkeon Capital Management, LLC.*
   (s)      (1) Power of Attorney Sol Gittleman.*
            (2) Power of Attorney Janet L. Schinderman*
            (3) Power of Attorney Luis Rubio.*

   * Previously filed.